Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Twenty-First Century Fox, Inc. for the exchange offer of $300 million of 4.00% Senior Notes due 2023 and $700 million of 5.40% Senior Notes due 2043 and to the incorporation by reference therein of our reports dated August 16, 2013, with respect to the consolidated financial statements of Twenty-First Century Fox, Inc. and the effectiveness of internal control over financial reporting of Twenty-First Century Fox, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

November 6, 2013